082-34762

07027050

RECEIVED

2007 OCT -2 P 2:30

Antena 3
Director of the Legal Department

Antena 3 De Television S A

DATE: 2 OCTOBER 2007

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Manuel de la Viuda
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 08 36
FAX: (34) 91 623 01 37

SUPPL

RE: SIGNIFICANT EVENTS
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that have been filed before the Spanish National Securities Market Commission, in his English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Manuel de la Viuda
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

Avda. Isla Graciosa, nº 13
28703 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

dlw 10/3

Antena 3 de Televisión, S.A. and, in its name and on its behalf, Mr. Luis Gayo del Pozo, Secretary General and Secretary of the Board of Directors, notifies the following

SIGNIFICANT EVENT

The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 26th September 2007, unanimously agreed:

FIRST.- To accept the resignation of Ms. Carmen Rodríguez Martín from her offices as Non Director Deputy Secretary of the Board of Directors and of its Executive Committee and as Secretary of the Audit and Control Committee,

SECOND.- To appoint Mr. Manuel de la Viuda Fernández de Heredia Non Director Deputy Secretary of the Board of Directors and of its Executive Committee.

THIRD.- To appoint Mr. Manuel de la Viuda Fernández de Heredia Secretary of the Audit and Control Committee.

In San Sebastián de los Reyes (Madrid), this twenty seventh day of September of two thousand and seven.

END